NO ACT

3-19-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

DIVISION OF
CORPORATION FINANCE

09038780

March 19, 2009

Received SEC

MAR 19 2009

Washington, DC 20549

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523-2126

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-09

Re: McDonald's Corporation

Dear Ms. Horne:

This is in regard to your letters dated March 17, 2009 and March 19, 2009 concerning the shareholder proposal submitted by the Green Century Equity Fund; the Benedictine Sisters of Boerne, Texas; and the Congregation of the Sisters of St. Joseph of Springfield, Massachusetts for inclusion in McDonald's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponents have withdrawn the proposal, and that McDonald's therefore withdraws its January 27, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow
311 California St, Suite 510
San Francisco, CA 94104

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523-2126

March 19, 2009

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Withdrawal of Shareholder Proposal Submitted by the As You Sow Foundation, the Congregation of the Sisters of St. Joseph of Springfield, and the Benedictine Sisters of Boerne, Texas

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated March 17, 2009, informing the staff that McDonald's and the proponents of the referenced proposal had reached an agreement whereby the proponents agreed to withdraw the proposal. Pursuant to the staff's request, we attach as Exhibit 1 a letter from the As You Sow Foundation confirming withdrawal of the proposal and confirming that entity's authorization to act on behalf of the additional proponents in withdrawing the proposal.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments also is being sent to each proponent.

If you have any questions or require additional information, please do not hesitate to contact me at (630) 623-3154.

Sincerely,

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

cc: Michael Passoff
As You Sow Foundation

\\\DC - 083884/000001 - 2868642 v1

Roberta F. Mulcahy, SSJ
    Congregation of the Sisters of St. Joseph of Springfield
Sr. Susan Mika, OSB
    Benedictine Sisters of Boerne, Texas
Alan L. Dye
    Hogan & Hartson LLP

Enclosure

Exhibit 1

March 18, 2009

As You Sow
Planting Seeds for Social Change
311 California St, Suite 510
San Francisco, CA 94104
T 415-391-3212
F 415-391-3245
www.asyousow.org

Mr. Bob Langert
Vice President for Corporate Social Responsibility
McDonald's Corporation
2111 McDonald's Dr
Oak Brook, IL 60523

Dear Bob,

This is to inform you that that As You Sow is withdrawing our shareholder resolution requesting that the McDonalds board report on the company's polices on the use of nanomaterials in food products and packaging.

The filing letters of both the Benedictine Sisters, and the Sisters of St. Joseph identified As You Sow as the primary filer of this resolution. As You Sow is authorized to act on behalf of the other two filers and we are withdrawing the resolution on behalf of them as well.

We look forward to working with you in the future.

Yours truly,

Michael Passoff
Associate Director
Corporate Social Responsibility Program

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3154
email: denise.horne@us.mcd.com

March 17, 2009

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Withdrawal of Shareholder Proposal Submitted by the As You Sow Foundation, the Congregation of the Sisters of St. Joseph of Springfield, and the Benedictine Sisters of Boerne, Texas

Ladies and Gentlemen:

We previously submitted to the staff a letter, dated January 27, 2009, requesting the staff's concurrence that the shareholder proposal referenced above may be excluded from McDonald's Corporation's proxy materials for its 2009 annual meeting of stockholders.

On March 17, 2009, the proponents informed McDonald's that, upon confirmation of McDonald's agreement to certain conditions outlined in the withdrawal letter attached as Exhibit 1, the proponents withdraw their shareholder proposal. On March 17, 2009, McDonald's confirmed to the proponents its agreement with the conditions outlined in the letter. Consequently, the proponents have withdrawn their proposal. Accordingly, McDonald's also hereby withdraws its request for a no-action letter from the staff relating to the proposal.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments also is being sent to each Proponent.

If you have any questions or require additional information, please do not hesitate to contact me at (630) 623-3154.

Sincerely,

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

\\\DC - 083884/000001 - 2868642 v1

cc: Michael Passoff
As You Sow Foundation
Roberta F. Mulcahy, SSJ
Congregation of the Sisters of St. Joseph of Springfield
Sr. Susan Mika, OSB
Benedictine Sisters of Boerne, Texas
Alan L. Dye
Hogan & Hartson LLP

Enclosure

Exhibit 1

March 16, 2009

Mr. Bob Langert
Vice President for Corporate Social Responsibility
McDonald's Corporation
2111 McDonald's Dr
Oak Brook, IL 60523

As You Sow
Planting Seeds for Social Change
311 California St, Suite 510
San Francisco, CA 94104
T 415-391-3212
F 415-391-3245
www.asyousow.org

Dear Bob,

This is to inform you that As You Sow, the Benedictine Sisters, and the Sisters of St. Joseph are withdrawing our shareholder resolution requesting that the McDonalds board report on the company's polices on the use of nanomaterials in food products and packaging.

As You Sow and other members of our shareholder group would like to thank you and your team for taking the time to speak with us on March 2. 2008. It was good to hear how much the company has looked into this issue and we appreciate your openness during the call. We feel confident that our company has entered into a good faith dialogue with us and that the senior managers on the call provided the information requested and fulfilled the spirit of the resolution (warranting its withdrawal) even though the company did not agree to provide a written report.

Based on our March 2, 2009 call it is our understanding that McDonalds:

- To the best of its knowledge, the food and packaging supplied to McDonald's does not currently use nano-engineered materials.
- Has no pending or upcoming plan specifying the use of nano-engineered materials in either its food or food packaging provided by its suppliers.
- Utilizes an internal process for identifying and evaluating emerging technologies; in the case of supply chain, review processes are led by its Quality Systems Board and Sustainable Supply Steering Committee.
- Is aiming to develop a framework specific for nanotechnology, and would like to do this within the next year.
- Would like the framework to address transparency in its supply chain related to nanomaterial use and risk assessments, among other issues.
- Would like to develop this framework with input from scientists and stakeholders with a range of viewpoints.
- Would like to further explore the idea of hosting a 'learning workshop' on nanotechnology for the company - and perhaps for some of its key suppliers as well.
- Expressed a desire for more clarity and guidance around assessing the risks of nanomaterials and an interest in working with our shareholder group and other experts, in developing the learning workshop and framework.
- Is taking a prudent, science-based approach to the use of nanotechnology in food and food packaging supplied to McDonald's.

Prior to withdrawal of our resolution, we would like confirmation that McDonald's agrees to the following:

1. Solicit comments and / or participation from the shareholder group as the company aims to develop a nano-framework.
2. Coordinate a learning workshop by end of 2009, to discuss topics related to the following:
    a. Nano-engineered materials risk assessment & best practices
    b. Public transparency of nano-engineered materials risk assessment
    c. The position of the trade associations that the company is a member of

3. Continue to assess appropriate ways to communicate its efforts, such as including information in the company's CSR report.

4. Hold follow up discussions with our shareholder group in Q2 and Q3 2009 where we can discuss the above and other shareholder concerns including but not limited to:
   a. New nano safety testing information you may have received from your suppliers
   b. Public transparency of nano safety testing data
   c. Supply chain disclosure / survey regarding nanomaterials

We believe that increased research, diligence, and transparency regarding product safety will only serve to further enhance our company's reputation and long term shareholder value. We look forward to working with you in the future.

Yours truly,

Michael Passoff
Associate Director
Corporate Social Responsibility Program

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3154
email: denise.horne@us.mcd.com

Rule 14a-8(i)(7)

January 27, 2009

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: McDonald's Corporation – Shareholder Proposal Submitted by the As You Sow Foundation, the Congregation of the Sisters of St. Joseph of Springfield, and the Benedictine Sisters of Boerne, Texas

Ladies and Gentlemen:

I am the Corporate Vice President, Associate General Counsel and Assistant Secretary of McDonald's Corporation (the "Company"). The Company is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2009 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by the following three co-filers: the As You Sow Foundation, acting on behalf of the Green Century Equity Fund, the Congregation of the Sisters of St. Joseph of Springfield, and the Benedictine Sisters of Boerne, Texas (collectively, the "Proponent"). We request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2009 proxy materials in reliance on Rule 14a-8(i)(7).

A copy of the Proposal and the Proponent's supporting statement, together with related correspondence received from the Proponent, is attached as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its exhibits are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its exhibits also is being faxed and mailed to the Proponent.

The Company currently intends to file definitive copies of its 2009 proxy materials with the Commission on or about April 17, 2009.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

> "Resolved: Shareholders request that the Board publish a report to shareholders on McDonald's policies on the use of nanomaterials in its products and packaging, at reasonable expense and omitting proprietary information, by October 1, 2009. This report should discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to reduce or eliminate potential human health or environmental impacts."

BACKGROUND

The Company franchises and operates McDonald's restaurants in more than 100 countries around the world. The Company does not grow or produce the ingredients or packaging for the products sold in McDonald's restaurants. Rather, it relies on an extensive worldwide supply network to provide products and packaging for use in McDonald's restaurants. McDonald's restaurants offer hundreds of different products, and product offerings differ from country to country. The Company sources these products and product ingredients, including packaging, from hundreds of suppliers worldwide. These suppliers include both direct suppliers, who provide final products directly to McDonald's restaurants, and indirect suppliers that make or deliver final products for McDonald's restaurants. The Company's direct suppliers include distribution centers, which coordinate purchasing and distribution to McDonald's restaurants, and processing facilities, which produce finished products for distribution to McDonald's restaurants. The Company's indirect suppliers include grain mills, cattle ranches, and farms, which provide meats, grains and produce for use in the products offered by McDonald's restaurants.

The Company is extremely focused on the safety of the products and packaging made available in McDonald's restaurants. We expect our food suppliers to have food safety management systems in place, including Good Manufacturing Practices (GMP), a verified Hazard Analysis Critical Control Point (HACCP) plan and crisis management, food security and other applicable programs. In 2007, we updated our Supplier Quality Management System to align food safety and quality expectations globally. The Company also has established a Quality Systems Board that is responsible for providing direction and recommendations on food safety, quality and nutrition for products sold in McDonald's restaurants. Among other duties, this board monitors new scientific developments and global regulations associated with nanotechnology.

Supply chain sustainability is also a priority for the Company. To this end, the Company has a Sustainable Supply Steering Committee, including representatives from supply chain departments in each of the Company's major geographic areas. This committee is responsible for guiding the Company's vision for sustainable supply by identifying global priorities and ensuring progress in ways that complement local priorities and efforts. This responsibility includes attempting to influence sourcing of materials and ensuring that the design, manufacture, distribution and use of our products minimize lifecycle impacts on the environment.

The Company also has established a Social Accountability program and environmental scorecard for its suppliers. A supplier's adherence to the requirements of these programs and others related to sustainable supply are included in the Company's Supplier Performance Index - the primary evaluation tool used to evaluate suppliers' overall performance in serving the Company's needs. The Company's suppliers, in turn, are expected to extend the Company's vision of sustainable supply to their own suppliers (the Company's indirect suppliers).

BASIS FOR EXCLUSION

Rule 14a-8(i)(7) – The Proposal Concerns Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that deals with matters relating to the company's ordinary business operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors since it is impracticable for shareholders to decide how to solve such problems . . . ." *Release No 34-40018* (May 21, 1998) (the "1998 Release").

The 1998 Release established two central considerations underlying the ordinary business exclusion. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release made clear that a proposal that "involves intricate detail" may be viewed as micro-managing the company.

The Commission has said that a shareholder proposal that calls on the board of directors to issue a report to shareholders is excludable under Rule 14a-8(i)(7) as relating to an ordinary business matter if the subject matter of the report relates to the company's ordinary business operations. See *Release No 34-20091* (August 16, 1983). Consistent with the Commission's statement, the staff has permitted companies to exclude shareholder proposals that request the issuance of a report where the subject matter of the requested report relates to an ordinary business matter. See *ACE Limited* (March 19, 2007) (allowing exclusion of shareholder proposal requesting report relating to the company's strategy and actions related to climate change); *Bear Stearns Companies, Inc.* (February 14, 2007) (allowing exclusion of proposal requesting Sarbanes-Oxley right-to-know report); and *Pfizer, Inc.* (January 13, 2006) (allowing exclusion of shareholder proposal requesting report on the risks of liability arising from the distribution of certain of the company's products).

Even more to the point, the staff recently permitted another company to exclude, under Rule 14a-8(i)(7), a proposal virtually identical to the Proposal. See *Wal-Mart Stores, Inc.* (March 11, 2008) ("*Wal-Mart*"). The proposal considered by the staff in *Wal-Mart* requested that Wal-Mart's board of directors publish a report to shareholders on the company's "policies on nanomaterial product safety." The Proposal's request for a report on the Company's "use of nanomaterials in its products and packaging" is not substantively different. Both proposals seek information regarding issues associated with the ingredients used in products and packaging, based on an apparent belief that ingredients that make use of nanotechnology may pose a safety hazard.

The staff clearly considered Wal-Mart's policy regarding the use of nanomaterials in its products to be a matter of ordinary business. The staff's position in *Wal-Mart* makes clear that a proposal that seeks to delve into the complex details of product ingredients does not cease to be a matter of ordinary business simply because its proponent is motivated by a concern about safety. See also, *Family Dollar Stores* (November 11, 2007) (allowing exclusion of a proposal seeking a report on the company's policies relating to minimizing customer exposure to toxic substances and hazardous components in its products). As noted above, the Proposal is virtually identical to the proposal in *Wal-Mart*.

As discussed below, the staff previously has concluded that a shareholder proposal will be viewed as micro-managing a company's operations where the proposal seeks to manage issues associated with the company's product selections, as well as where the proposal seeks to require the company to produce a highly detailed and complex report. The Proposal seeks to micro-manage the Company by influencing its selection of products and packaging and seeking a report concerning a subject that involves intricate detail on a highly complex subject.

The Proposal Micro-Manages the Ordinary Business Operations of the Company By Seeking to Assess the Company's Product Selections and Packaging

In *Wal-Mart*, the staff agreed that a proposal seeking a report on the company's policies on nanomaterial product safety involved a matter of ordinary business and constituted an attempt to micro-manage Wal-Mart's operations. Wal-Mart noted that its retail stores sell numerous types of products in various countries around the world, and that its selection of those products involves business decisions, which are based in part on an assessment of the composition and safety of those products. The staff agreed that the proposal (which was submitted to Wal-Mart by one of the co-filers of the Proposal) – could be excluded because it involved "ordinary business operations (i.e., sale of particular products)."

The staff's position in *Wal-Mart* is consistent with the staff's historical position regarding proposals that seek to manage a company's product selection and product safety. See *Family Dollar Stores* (November 11, 2007) (cited above); *Walgreen Co.* (October 13, 2006) (allowing exclusion of a proposal seeking a report concerning the extent to which the company's private label cosmetics and personal care products contain carcinogens and toxicants and the company's options for seeking safer alternatives); and *Wal-Mart Stores, Inc.* (March 24, 2006) (allowing exclusion of a proposal seeking a report evaluating the company's policies and procedures for systematically minimizing customers' exposure to toxic substances in its products). The staff's position in Wal-Mart also is consistent with prior letters establishing that a shareholder proposal relates to ordinary business operations where the proposal attempts to manage the company's selection of raw materials and supply chain. See *Best Buy Co., Inc.* (March 21, 2008) (allowing exclusion of a proposal seeking a report on the company's sustainable paper purchasing policies); and *Borden, Inc.*

(January 16, 1990) (allowing exclusion of a proposal concerning irradiated food used in the preparation of the company's products). Similar to these examples, the Proposal seeks to micro-manage the Company's operations by attempting to impose shareholder oversight of the Company's product selection and packaging.

The Company is very focused on ensuring that its highly complex supply chain contributes positively to the safety, quality, and availability of its final products. Because of the Company's global presence and the large number of its suppliers, decisions concerning its product selections and suppliers often require complex business judgments and in-depth knowledge of the Company's operations in different regions. For these reasons, the Company's decisions concerning its product selection and packaging are among the most fundamental tasks associated with the Company's business. Thus, as with the examples cited above, the Proposal seeks to micro-manage the Company's operations by imposing shareholder oversight of the Company's product and packaging decisions.

As was the case in the staff no-action letters cited above, these types of day-to-day management decisions are exactly the types of actions that Rule 14a-8(i)(7) was intended to avoid putting before shareholders for approval. Accordingly, the Proposal overreaches in its scope by seeking shareholder involvement on a matter that is a fundamental aspect of management's control of the Company's operations.

The Proposal Micro-Manages the Ordinary Business Operations of the Company By Concerning Matters of Intricate Detail

Consistent with the Commission's position in the 1998 Release, the staff regularly has permitted exclusion of proposals that concern ordinary business matters which involve intricate detail. See *General Motors Corporation* (April 7, 2004) and *Ford Motor Company* (March 24, 2004) (both allowing exclusion of a proposal seeking a report providing detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption and costs and benefits at various degrees of heating and cooling). As in these cases, the Proposal seeks a highly detailed report addressing a complex subject.

The complexity of the Proposal's subject matter is compounded by the fact that there is no accepted definition of "nanomaterials." Even if the Company could arrive at its own definition of the term and articulate that definition to its suppliers, understanding the requested report, or even a proposal requesting that a report be prepared, would require technical and scientific expertise well beyond the training and ability of most shareholders.

In addition, because the Company operates in different locations around the world and offers a large variety of products, the requested report could be viewed as requiring the Company to provide information regarding countless different products and packaging materials. Addressing the Company's policies regarding the use of nanomaterials in all of those products and all of those countries would require an enormous amount of detail, relating not only to each product and package but also to the manufacturing processes and regulatory requirements of each country in which the Company buys or sells products. The information the Proposal seeks, like the business decisions underlying the Company's selection of ingredients and packaging materials, is very detailed and highly complex. The intricate detail of the report that the Proposal requires is thus not a proper subject for shareholder oversight.

Moreover, while the Proposal requests that the report be prepared at "reasonable expense," the amount of time and resources that would be required of the Company and its suppliers to gather and analyze the data required to produce the report would be significant. Further, the Company would have a great deal of difficulty attempting to verify the data provided by its suppliers. Accordingly, it is unrealistic to suggest that a report of the type requested by the Proposal could be produced at "reasonable expense."

The Proposal Does Not Focus on a Significant Social Policy.

We are aware of the staff's position in *Staff Legal Bulletin No. 14C* (June 28, 2005) ("SLB 14C"), in which the staff stated "[t]he fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials." An ordinary business matter may transcend a company's day-to-day operations where the proposal focuses on "sufficiently significant social policy issues." The staff said in SLB 14C that a proposal that focuses on an environmental or public health issue may be deemed to raise a significant policy issue.

While the Proposal expresses concern about the health and safety of the Company's customers, the focus of the proposal is the composition of the Company's products and packaging. A proposal that seeks intricate detail about a company's products and packaging, and that only incidentally raises a health and safety issue, does not qualify for the exception for proposals that focus on a significant policy issue.

The Proposal does not "focus on" an environmental or public health issue, but instead seeks a detailed assessment of the materials and technology used by the suppliers of the numerous products offered in McDonald's restaurants. Accordingly, while the Proposal is couched in terms of health and safety, it is targeted at detailed and complex aspects of the Company's supply chain. The technology and materials used by the Company's suppliers are not matters of significant social policy. As set forth in *Wal-Mart*, the use of nanotechnology in products is not a significant social policy. The Proponents should not be permitted to seek shareholder oversight of ordinary business matters associated with the Company's supply chain by simply asserting that they are motivated by public health concerns, particularly when the Proponent cannot show that the Company's suppliers use nanotechnology.

The Proposal's supporting statement indicates that the Proposal also seeks an analysis of the potential risks faced by the Company in connection with nanomaterials. The supporting statement states that "[n]anomaterials in consumer products may pose significant *financial, liability and reputational risks*" (emphasis added), and also includes a quote from an insurer concerning the insurance risks associated with nanotechnology: "what makes nanotechnology completely new from the point of view of insuring against risk is the unforeseeable nature of the risks it entails and the recurrent and cumulative losses it could lead to…." The inclusion of these references in the supporting statement makes clear that the Proposal is concerned with the risks associated with nanomaterials in the Company's products and packaging.

The staff routinely has allowed exclusion of proposals that seek an internal assessment of a company's risks or liabilities faced by the company as a result of its operations. See *Coca-Cola Company* (January 9, 2008) (allowing exclusion of a proposal seeking a report concerning chemical and biological testing for the company's beverage products where the proposal related to legal compliance risks faced by the company in connection with its products) and *General Electric Company* (January 9, 2008) (allowing exclusion of a proposal seeking a report on the potential for damage to the company's brand name and reputation resulting from sourcing of products and services from China). Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) even if it is motivated by environmental or public health concerns. See *Staff Legal Bulletin No. 14C.*

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials under Rule 14a-8(i)(7). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (630) 623-3154. When a written response to this letter is available, I would appreciate your sending it to me by fax at (630) 623-3512 and to the As You Sow Foundation at (415) 391-3245, the Congregation of the Sisters of St. Joseph of Springfield at (413) 533-3275, and the Benedictine Sisters of Boerne, Texas at (210) 348-6745.

Sincerely,

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

cc: Michael Passoff
As You Sow Foundation
Roberta F. Mulcahy, SSJ
Congregation of the Sisters of St. Joseph of Springfield
Sr. Susan Mika, OSB
Benedictine Sisters of Boerne, Texas
Alan L. Dye
Hogan & Hartson LLP

Enclosures

<u>Exhibit 1</u>

Copy of the Proposal and Correspondence



Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax

December 9, 2008

Ms. Gloria Santona
Corporate Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

Dear Ms. Santona:

We, the Benedictine Sisters of Boerne, Texas, are co-filing the enclosed shareholder proposal on Product Safety Report for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of $2,000 worth of McDonald's shares and will verify the holding of the shares. We will continue to hold these shares through the 2009 annual meeting. A representative of the filers will attend the stockholders meeting to move the resolution, as required by the SEC Rules.

Tim Crosby, represented by the As You Sow Foundation, is the primary filer. We are co-filing this with the Sisters of St. Joseph, as well.

We look forward to your response and dialogue in this issue. Please be assured that we are filing this resolution to advance the dialogue between McDonald's and the investor community.

Sincerely,

St. Susan Mika

Sr. Susan Mika, OSB
Corporate Responsibility Program

Enclosure: 2009 Shareholder Resolution

McDonalds – Product Safety Report

Whereas:
Nanotechnology is the science of manipulating matter at the molecular scale to build structures, tools, or products. The extremely small particles create opportunities for innovation; however the scientific community has raised serious questions about safety.

The processed food industry is involved in research and development of the use of nanomaterials. The novel properties of nanomaterials offer many new opportunities for food industry applications, for example as potent nutritional additives, stronger flavorings and colorings, or antibacterial ingredients for food packaging. However, nanomaterials may also result in greater toxicity risks for human health and the environment.

McDonald's is known to use nanomaterials in its hamburger packaging: "It'll be interesting to see if there's any backlash when consumers realize their McDonald's burgers are in contact with naoparticles." -- McDonalds Goes Nanotech, July 10, 2006, Nanotechbuzz.com

The company has also been reported to use nanomaterials in milk shakes: "When you get a thick milkshake from McDonald's, you think that's cream you're drinking, but actually it's silica nanoparticles." —University of California Berkeley Chancellor Robert Birgenau, at Advanced Light Source colloquium on liquid crystal gels, March 2, 2006, ScienceReview.Berkeley.edu

Some nanoparticles ingested from food or water, or breathed in, can pass through the intestinal walls or lungs and reach the bloodstream, allowing them almost unrestricted access to the human body. Once in the blood, their size allows some nanomaterials to pass the blood-brain barrier.

Nanoparticles can interrupt important chemical communication between enzymes and hormones, and can cause immune responses. Nanomaterials such as silver, titanium dioxide, zinc, and zinc oxide that are now used in nutritional supplements, food packaging, and food contact materials have been found to be highly toxic to cells in test tube studies.

The proponents are particularly concerned about nanomaterials in products that are marketed to children, or used by women who are pregnant or nursing.

Nanomaterials in consumer products may pose significant financial, liability and reputational risks. The insurance giant, Swiss Re, notes that "what makes nanotechnology completely new from the point of view of insuring against risk is the unforeseeable nature of the risks it entails and the recurrent and cumulative losses it could lead to, given the new properties ..."

Proponents believe nanomaterials are being sold to the public at large without adequate testing to ensure safety, and often without any notice or warning of their presence or potential hazard.

Proponents believe that the best way to protect both public health and shareholder value is to avoid producing products with nanomaterials unless they have been subject to robust evaluation for human health and environmental safety, and to label all products that contain nanomaterials.

Resolved: Shareholders request that the Board publish a report to shareholders on McDonald's policies on the use of nanomaterials in its products and packaging, at reasonable expense and omitting proprietary information, by October 1, 2009. This report should discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to reduce or eliminate potential human health or environmental impacts.

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523-2126

December 17, 2008

By Overnight Courier

Sr. Susan Mika, OSB
Benedictine Sisters of Boerne, Texas
285 Oblate Dr.
San Antonio, TX 78216

Re: Shareholder Proposal Regarding Nanomaterials submitted by the Benedictine Sisters of Boerne, Texas (the "Sisters")

Dear Sr. Mika:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (a copy of the rule is enclosed with this letter), proof of the Sisters' ownership in McDonald's Corporation ("McDonald's") is required as part of its submission of the proposal referenced above. You need to provide proof that at the time of filing the proposal, the Sisters continuously held at least $2,000 in market value of McDonald's stock for at least one year.

As set forth in Rule 14a-8, you must transmit proof of the items requested above within 14 days of your receipt of this letter.

Very truly yours,

Noemi Flores

Noemi Flores
Senior Counsel
(630) 623-6637

Enclosure (Rule 14a-8)

Sisters of St. Joseph
Mont Marie
34 Lower Westfield Rd., Ste 1
Holyoke, MA 01040
Phone: 413-536-0853Fax: 413-533-3275
Web Address: www.ssjspringfield.org

To: Ms. Gloria Santona

From: Roberta F. Mulcahy, ssj

Date: December 9, 2008

Subject: Co-filing Shareholder Resolution

Total number of pages including cover sheet: (3)

Sisters of St. Joseph
OF SPRINGFIELD

December 9, 2008

Ms Gloria Santona
Corporate Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 606523-1928

Dear Ms. Santona,

The enclosed resolution, Product Safety Report is for consideration by shareholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security Exchange Act of 1934. We are co-filing this resolution with the primary filer, Mr. Tim Crosby represented by the As You Sow Foundation.

The Congregation of the Sisters of St. Joseph of Springfield, Massachusetts is a beneficial owner of 100 shares of McDonald's Corporation that we have held since 2003. We will continue to hold these shares through the company's annual meeting. Verification of ownership will be provided upon request.

As Socially Responsible Investors and women committed to environmental issues we urge you to publish the Product Safety Report. We believe that it is to the profit of shareholders and corporation managers alike to work together on this issue.

Sincerely,
Roberta F. Mulcahy, ssj
Roberta F. Mulcahy,ssj
Socially Responsible Investing Coordinator
Congregation of the Sisters of St. Joseph of Springfield

Enclosures: Resolution
Cc: Michael Passoff, As You Sow Foundation
Julie Wokaty, Interfaith Center on Corporate Responsibility

Mont Marie, 34 Lower Westfield Road, Suite 1, Holyoke, MA 01040-2739
TEL: (413) 536-0853 • FAX: (413) 533-3275 • EMAIL: mail@ssjspringfield.org • WEB: www.ssjspringfield.org

McDonalds – Product Safety Report

Whereas:
Nanotechnology is the science of manipulating matter at the molecular scale to build structures, tools, or products. The extremely small particles create opportunities for innovation; however the scientific community has raised serious questions about safety.

The processed food industry is involved in research and development of the use of nanomaterials. The novel properties of nanomaterials offer many new opportunities for food industry applications, for example as potent nutritional additives, stronger flavorings and colorings, or antibacterial ingredients for food packaging. However, nanomaterials may also result in greater toxicity risks for human health and the environment.

McDonald's is known to use nanomaterials in its hamburger packaging: "It'll be interesting to see if there's any backlash when consumers realize their McDonald's burgers are in contact with nanoparticles." – McDonalds Goes Nanotech, July 10, 2006, Nanotechbuzz.com

The company has also been reported to use nanomaterials in milk shakes: "When you get a thick milkshake from McDonald's, you think that's cream you're drinking, but actually it's silica nanoparticles." —University of California Berkeley Chancellor Robert Birgenau, at Advanced Light Source colloquium on liquid crystal gels, March 2, 2006, ScienceReview.Berkeley.edu

Some nanoparticles ingested from food or water, or breathed in, can pass through the intestinal walls or lungs and reach the bloodstream, allowing them almost unrestricted access to the human body. Once in the blood, their size allows some nanomaterials to pass the blood-brain barrier.

Nanoparticles can interrupt important chemical communication between enzymes and hormones, and can cause immune responses. Nanomaterials such as silver, titanium dioxide, zinc, and zinc oxide that are now used in nutritional supplements, food packaging, and food contact materials have been found to be highly toxic to cells in test tube studies.

The proponents are particularly concerned about nanomaterials in products that are marketed to children, or used by women who are pregnant or nursing.

Nanomaterials in consumer products may pose significant financial, liability and reputational risks. The insurance giant, Swiss Re, notes that "what makes nanotechnology completely new from the point of view of insuring against risk is the unforeseeable nature of the risks it entails and the recurrent and cumulative losses it could lead to, given the new properties ..."

Proponents believe nanomaterials are being sold to the public at large without adequate testing to ensure safety, and often without any notice or warning of their presence or potential hazard.

Proponents believe that the best way to protect both public health and shareholder value is to avoid producing products with nanomaterials unless they have been subject to robust evaluation for human health and environmental safety, and to label all products that contain nanomaterials.

Resolved: Shareholders request that the Board publish a report to shareholders on McDonald's policies on the use of nanomaterials in its products and packaging, at reasonable expense and omitting proprietary information, by October 1, 2009. This report should discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to reduce or eliminate potential human health or environmental impacts.

Word count 495

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523-2126

December 17, 2008

By Overnight Courier

Roberta F. Mulcahy, ssj
Sisters of St. Joseph of Springfield
Mont Marie, 34 Lower Westfield Road, Suite 1
Holyoke, MA 01040-2739

Re: Shareholder Proposal Regarding Nanomaterials submitted by the Sisters of St. Joseph of Springfield ("SSJ")

Dear Ms. Mulcahy:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (a copy of the rule is enclosed with this letter), proof of SSJ's ownership in McDonald's Corporation ("McDonald's") is required as part of its submission of the proposal referenced above. You need to provide proof that at the time of filing the proposal, SSJ continuously held at least $2,000 in market value of McDonald's stock for at least one year.

As set forth in Rule 14a-8, you must transmit proof of the items requested above within 14 days of your receipt of this letter.

Very truly yours,

Noemi Flores

Noemi Flores
Senior Counsel
(630) 623-6637

Enclosure (Rule 14a-8)

Sisters of St. Joseph
Mont Marie
34 Lower Westfield Rd., Ste 1
Holyoke, MA 01040
Phone: 413-536-0853Fax: 413-533-3275
Web Address: www.ssjspringfield.org

To: Noemi Flores

From: Roberta F. Mulcahy, SSJ

Date: 12-18-08

Subject: Verification of Shareholder ownership

Total number of pages including cover sheet: 2

RECEIVED
DEC 18 2008
LEGAL DEPT.

Strategic Wealth Advisors
Maureen C. Keating, CFP®, WMA, Vice President
William F. Schaeneman, Jr., WMA, Vice President
Michael A. DeCorleto, CFP®, Financial Advisor
Matthew Marques, Financial Advisor
Andrea M. Martin, Senior Associate
Patricia Norton, Senior Associate

Merrill Lynch

City Place II, 185 Asylum Street
Hartford, CT 06103-3408
860-728-3530 800-768-3647 Toll Free
860-331-8350 Fax fa.ml.com/Strategic_WealthAdvisors

December 18, 2008

To Whom It May Concern:

Please accept this as confirmation that the Sisters of St. Joseph currently hold 100 shares of McDonald's (NYSE:MCD) in their account. The shares were purchased on November 14, 2003, and have not declined to a market value of below $2,000 ($20/share) at any point during the holding period.

If there are any questions regarding this position please contact the Strategic Wealth Advisors at the above information.

Sincerely,

Matthew Marques
Financial Advisor
Strategic Wealth Advisors

*We are providing the above information as you requested. However, Merrill Lynch considers your monthly account statements to be the official record of all holdings and transactions.

As You Sow
Planting Seeds for Social Change
311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

RECEIVED
DEC 0 9 2008
LEGAL DEPT.

Fax Cover Sheet

Date: 9 Dec 2008

To/Fax: Gloria Santona, Corp. Secretary
McDonald's Corp

From: Michael Passoff, As You Sow

Re: Resolution filing

Total pages being transmitted, including cover page 4

Remarks

CONFIDENTIALITY NOTICE

As You Sow
Planting Seeds for Social Change
311 California St, Suite 510
San Francisco, CA 94104
T 415-391-3212
F 415-391-3245
www.asyousow.org

December 9, 2008

Ms. Gloria Santona
Corporate Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523-1928.

Dear Ms. Santona,

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Green Century Equity Fund, Green Century Capital Management, a beneficial shareholder of McDonald's Corporation. An authorization form from Green Century Capital Management to act on its behalf is included with this letter.

Green Century Capital Management has held McDonald's stock continuously for over a year and these shares will be held through the date of the 2009 stockholders meeting.

I am hereby authorized to notify you that on behalf of Green Century Capital Management, As You Sow is filing the enclosed resolution so that it will be included in the 2009 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934 and presented for consideration and action by the stockholders at the next annual meeting. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

The resolution requests that the Board of Directors publish a report to shareholders on McDonald's policies on the use of nanomaterials in its products and packaging, at reasonable expense and omitting proprietary information, by October 1, 2009.

We are the primary filer of this resolution and the Sisters of St. Joseph of Springfield are cofilers. As You Sow will be the primary contact for this shareholder group.

It is our practice to seek dialogue with companies to discuss the issues involved with the hope that the resolution might not be necessary and we trust that a dialogue of this sort is of interest to you as well.

Sincerely,

Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow Foundation

Enclosures: Authorization letter, resolution

Cc: Kristina Curtis, Green Century Equity Fund, Green Century Capital Management
Sr. Roberta Mulcahy, Sisters of St. Joseph of Springfield
Julie Wokaty, Interfaith Center on Corporate Responsibility

McDonalds – Product Safety Report

Whereas:
Nanotechnology is the science of manipulating matter at the molecular scale to build structures, tools, or products. The extremely small particles create opportunities for innovation; however the scientific community has raised serious questions about safety.

The processed food industry is involved in research and development of the use of nanomaterials. The novel properties of nanomaterials offer many new opportunities for food industry applications, for example as potent nutritional additives, stronger flavorings and colorings, or antibacterial ingredients for food packaging. However, nanomaterials may also result in greater toxicity risks for human health and the environment.

McDonald's is known to use nanomaterials in its hamburger packaging: "It'll be interesting to see if there's any backlash when consumers realize their McDonald's burgers are in contact with naoparticles." – McDonalds Goes Nanotech, July 10, 2006, Nanotechbuzz.com

The company has also been reported to use nanomaterials in milk shakes: "When you get a thick milkshake from McDonald's, you think that's cream you're drinking, but actually it's silica nanoparticles." —University of California Berkeley Chancellor Robert Birgenau, at Advanced Light Source colloquium on liquid crystal gels, March 2, 2006, ScienceReview.Berkeley.edu

Some nanoparticles ingested from food or water, or breathed in, can pass through the intestinal walls or lungs and reach the bloodstream, allowing them almost unrestricted access to the human body. Once in the blood, their size allows some nanomaterials to pass the blood-brain barrier.

Nanoparticles can interrupt important chemical communication between enzymes and hormones, and can cause immune responses. Nanomaterials such as silver, titanium dioxide, zinc, and zinc oxide that are now used in nutritional supplements, food packaging, and food contact materials have been found to be highly toxic to cells in test tube studies.

The proponents are particularly concerned about nanomaterials in products that are marketed to children, or used by women who are pregnant or nursing.

Nanomaterials in consumer products may pose significant financial, liability and reputational risks. The insurance giant, Swiss Re, notes that "what makes nanotechnology completely new from the point of view of insuring against risk is the unforeseeable nature of the risks it entails and the recurrent and cumulative losses it could lead to, given the new properties ..."

Proponents believe nanomaterials are being sold to the public at large without adequate testing to ensure safety, and often without any notice or warning of their presence or potential hazard.

Proponents believe that the best way to protect both public health and shareholder value is to avoid producing products with nanomaterials unless they have been subject to robust evaluation for human health and environmental safety, and to label all products that contain nanomaterials.

Resolved: Shareholders request that the Board publish a report to shareholders on McDonald's policies on the use of nanomaterials in its products and packaging, at reasonable expense and omitting proprietary information, by October 1, 2009. This report should discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to reduce or eliminate potential human health or environmental impacts.

GREEN CENTURY FUNDS

December 9, 2008

Michael Passoff
Associate Director, Corporate Social Responsibility
As You Sow Foundation
311 California St.
San Francisco, CA 94104

Dear Mr. Passoff:

I authorize As You Sow to file a shareholder resolution on behalf of the Green Century Equity Fund at McDonald's requesting the board publish a report to its shareholders on McDonald's policies on the use of nanomaterials in its products and packaging.

I give As You Sow full authority to deal, on behalf of the Green Century Equity Fund, with any and all aspects of this shareholder resolution. I understand my name may appear on the corporation's proxy statement as a filer of the aforementioned resolution.

The Green Century Equity Fund is the beneficial owner of at least $2,000 worth of McDonald's stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting.

Sincerely,

Kristina Curtis

Kristina Curtis
President
Green Century Equity Fund

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

As You Sow
Planting Seeds for Social Change
311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

RECEIVED
DEC 10 2008
LEGAL DEPT.

Fax Cover Sheet

Date: 10 Dec 2008

To/Fax: Gloria Santona, Corp
McDonald's Corp

From: Michael Passoff, As You Sow

Re: Proof of ownership

Total pages being transmitted, including cover page 3

Remarks: Proof of ownership in accordance with resolution submitted

CONFIDENTIALITY NOTICE

As You Sow
Planting Seeds for Social Change
311 California St, Suite 510
San Francisco, CA 94104
T 415-391-3212
F 415-391-3245
www.asyousow.org

December 9, 2008

Ms. Gloria Santona
Corporate Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523-1928.

Dear Ms. Santona,

Following, please find the Proof of Ownership of 10,294 shares of McDonald's Corporation common stock on behalf of Green Century Equity Fund and confirmation that Green Century Equity Fund has held a position in excess of $2,000.00 in market value for at least 12 months prior to 10 December 2008.

The As You Sow Foundation represents Green Century Equity Fund, Green Century Capital Management as the primary filer of the resolution submitted to you on 9 December via FAX and FedEx. The Sisters of St. Joseph of Springfield are cofilers.

Sincerely,

Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow Foundation

STATE STREET.

December 10, 2008

Ms. Kristina Curtis
President
Green Century Funds
29 Temple Place
Boston MA 02111

Dear Ms. Curtis:

This letter is to confirm that as of December 10, 2008, State Street Bank, in it's capacity as custodian, held 10,294 shares of McDonalds Corporation common stock on behalf of the Green Century Equity Fund. Those shares are held in the Banks position at the Depository Trust Company registered to the nominee name of Cede & Co.

Further, this is to confirm that the position in McDonalds Corporation common stock, held by the bank on behalf of the Green Century Equity Fund has exceeded $2,000 in market value for at least twelve months prior to December 10, 2008.

If you have any further questions or need additional information, please contact me at (617) 937-8237

Sincerely,

Thomas Stanton
Vice President